FOR IMMEDIATE RELEASE

ENTERRA ENERGY COMPLETES THE FIRST CLOSING OF THE PREVIOUSLY ANNOUNCED

ACQUISITION OF OKLAHOMA ASSETS

Calgary, AB- January 19, 2006 – Enterra Energy Trust ("Enterra")  (NASDAQ: EENC, TSX: ENT.UN) today announced that its indirect subsidiary, Enterra US Acquisitions Inc., has completed the first of four scheduled closings respecting the previously announced acquisition of producing assets located in Oklahoma.  The purchase price on the completed closing was paid through a combination of cash, the issuance of subordinated debt and the assumption of certain existing debt.  As previously announced, the remaining three closings are scheduled to be concluded by March 1, 2006.  Enterra’s agreements with the remaining sellers continue to be subject to a number of conditions which favor Enterra, including satisfactory completion of due diligence, title and environmental reviews and receipt of all necessary approvals.  However, in order to ensure closing by the other sellers, the sellers have executed and placed in escrow all documentation required for their closings.  Certain post closing purchase price adjustment provisions remain in place, based on production rates achieved from the assets through April 30, 2006.  The purchase prices on the subsequent closings will be paid in like fashion to the first closing plus the issuance of Enterra trust units.  It is intended that the current operating staff of the assets will be retained following the subsequent closings.

Upon completion of the remaining closings, the entire acquisition package will consist of approximately 80% natural gas and 20% light oil and will add approximately 5,500 barrels of oil equivalent per day (“BOE/d”) to Enterra's existing production rate, bringing overall production to approximately 15,000 BOE/d.  The assets include over 65,000 net acres of land of which over 40,000 net acres are undeveloped.  As previously announced, Enterra has entered into a farmout agreement with Petroflow Energy Inc. to exploit the undeveloped properties to achieve their production potential.   Keith Conrad, President and CEO of Enterra, stated, “We are very pleased to have completed the first closing and getting all documentation for the subsequent closings signed and in escrow, of this highly accretive acquisition.”

Forward-Looking Statements

This news release contains statements about anticipated completion of acquisitions, the benefits of such acquisitions, the ability of management to facilitate growth, anticipated oil and gas production and other oil and gas operating activities, including the costs and timing of those activities, cash flow per unit or other expectations, beliefs, plans, goals, objectives, assumptions and statements about future events or performance that constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation.

Statements concerning oil and gas reserves contained in this report may be deemed to be forward-looking statements as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions.

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors, that could cause actual results to differ materially from those anticipated by Enterra and described in the forward-looking statements.  These risks, uncertainties and other factors include, but are not limited to, completion by Enterra of its due diligence on the assets, including title and environmental reviews, the anticipated benefits of the acquisitions, the ability to integrate the operations of the acquired entities, the ability of management to achieve the anticipated benefits, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties.

Enterra cautions that the foregoing list of risks and uncertainties is not exhaustive.  Additional information on these and other factors, which could affect Enterra's operations or financial results, are included in Enterra's reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Enterra assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

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Enterra Energy Trust News Release

January 19, 2006

Enterra calculates its proven and probable reserves in accordance with Canadian National Instrument 51-101.  Canadian disclosure standards concerning oil and gas reserves and options differ from those of the SEC.  Enterra is subject to the reporting requirements of the US Securities Exchange Act of 1934 and, consequently, files reports with and furnishes other information to the SEC. The SEC normally permits oil and gas companies to disclose in their filings with the SEC only proved reserves that have been demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. Accordingly, any probable reserves and the calculations with respect thereto included in this release do not meet the SEC’s standards for inclusion in documents filed with the SEC. (In addition, throughout this news release, Enterra makes reference to production volumes.  Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments.  In the United States, net production volumes are reported after the deduction of these amounts.)

“BOE/d” means barrel of oil equivalent per day.  BOEs may be misleading, particularly if used in isolation.  A BOE conversion ratio of 6 million cubic feet to one barrel is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities of Enterra  in any jurisdiction.

Company contacts:	Investor Relations:
Enterra Energy Trust . Keith Conrad, President & CEO (403) 539-4306	The Equity Group Inc. Linda Latman (212) 836-9609 Andreas Marathovouniotis (212) 836-9611 www.theequitygroup.com
John Kalman, CFO (403) 444-4423
www.enterraenergy.com